Exhibit 99.1

XP Inc.

4Q21 Earnings Release

February 8th, 2022

XP Inc. Reports 4Q21 Financial Results

São Paulo, Brazil, February 8, 2022 – XP Inc. (NASDAQ: XP) (“XP” or the “Company”), a leading tech-enabled platform and a trusted pioneer in providing low-fee financial products and services in Brazil, today reported its financial results for the fourth quarter of 2021.

To our shareholders

2021 was another very important chapter in our history. In Investments, our core business, we continued to expand at a fast pace, reaching R$815 billion in AUC and 3.4 million active clients in December. At the same time, our journey towards an increasingly complete experience for our clients has also significantly evolved with transactional services and other relevant verticals such as Pension Funds, Credit, Insurance and Companies, all exceeding our audacious goals.

We ended the year confident that we are on the right path towards our purpose to improve people's lives and that we are just at the beginning of this journey. The past twenty years taught us how rewarding it is to be part of a life project that has a positive impact on the lives of millions of people and businesses.

Unlike many technology companies focused exclusively on growth and rarely on the sustainability of acquired clients or on the basic accounting of their financials, we have always believed that long-term success is the best way to generate return for our shareholders. Our performance is, therefore, a reflection of our ability to efficiently manage three variables: revenues, expenses and quality for our clients.

A long time ago I heard a sentence that we repeat very often internally: “doing something well is easy, the difficult thing is to do it well while generating a contribution margin to the company”.

We are not in a short-term mission nor are we concerned with presenting numbers that are temporarily impressive and that have no correlation to the company's long-term success. We have our beliefs, we trust our strategy and we will continue with the same execution discipline that has allowed us to get here.

We are not saying that we will reduce our growth rate or that opportunities are smaller than before, quite the opposite. We are just making our way of thinking and executing our plans tangible, to make sure that we are always attracting shareholders who also share this vision.

We are convinced that the Brazilian market has an enormous potential for disruption and growth. In that context, we understand that the perfect combination to achieve our long-term goals is financial education, an unprecedented variety of high-quality low-cost products and a unique customer experience.

The first steps and results within transactional financial services, credit card and digital account have exceeded our expectations over the last two years and validated our hypothesis that a complete and integrated experience is valued by our customer base and a very powerful factor in enhancing relationships. We have already seen an increase in additional inflows (share of wallet), purchased volume and engagement of the first cohorts, and we expect this trend to intensify over the next few years as we develop the best transactional experience in the market.

For the other new verticals – Pension Funds, Credit, Insurance and Companies – recent results have also been above our targets. As we genuinely believe in healthy, long-term relationships, we spare no effort and investment to differentiate ourselves in quality and offer the best possible cost in these lines of business, using the scale and profitability of the core business to enable the success of new bets. One example is our approach to Credit, offering below-market rates that allow clients to organize their personal finances without committing most of their income to debt service, as in the case of lines with the highest spreads.

Regarding 2021 numbers, the resilience and dynamism of our business model has been validated once again. The global scenario of a pandemic and rising interest rates combined with idiosyncratic factors in Brazil certainly poses challenges to any entrepreneur, regardless of their size and sector of activity.

In XP’s case, however, despite recognizing the size of the challenges, we believe that the secular transformations of the Brazilian financial sector and the various initiatives underway within the company allow us to maintain solid growth and profitability throughout the economic cycles, taking advantage of opportunities that appear in this context.

In the last year, during which the Selic rate rose from 2.00% to 9.25%, our Gross Revenue, Adjusted EBITDA and Adjusted Net Income grew 47%, 66% and 76% against 2020, respectively, reinforcing the portfolio effect and the maintenance of the Retail take rate amid significant changes in the revenue and AUC mix.

During 2021, some of the main revenue drivers from 2020, such as brokerage, futures and REIT and equity offerings, were negatively impacted mainly by interest rates and the approach of the presidential elections. This slowdown was offset by the solid performance of asset classes benefiting from higher interest rates: Fixed Income, Structured Products, offshore desks and debt offerings.

Considering XP’s consistent net inflow and the expectations for the Brazilian economy, the trend for the revenue mix is to remain similar in 2022, adapting to exogenous variables while we continue to differentiate ourselves in offering the products most demanded by our customers in any scenario.

We also expect a year of great focus on efficiency, supported by the robustness of our proprietary management system (XP Management System), which allows the company to execute its strategic plan, optimizing the allocation of growing human and financial resources, always guided by clear and ambitious goals. The constant advancement of the internal Transformation agenda is another fundamental pillar for us to continue delivering exponential results with consistency and sustainability, leveraging our talents and foundations (Technology and Operations) through more scalable ways of working.

We enter 2022 with more energy and motivation than ever, after all we are passionate about what we do and driven by impossible challenges. Our partnership is our only project, we don't have a plan B, distractions or paths that don't involve building our story day after day with a lot of humility, intensity, profitability and long-term vision.

Each chapter of our history has brought different adversities and the great achievements have come through overcoming them. It has been that way for the last twenty years and it will certainly continue to be for the next twenty. We look forward to having you by our side as shareholders on this long and fantastic journey.

Thiago Maffra, CEO

Business Metrics

	4Q21	4Q20	YoY	3Q21	QoQ	FY21	FY20	YoY
Operating and Financial Metrics (unaudited)
Total AUC (in R$ bn)	815	660	23%	789	3%	815	660	23%
Active clients (in '000s)	3,416	2,777	23%	3,296	4%	3,416	2,777	23%
Retail – gross total revenues (in R$ mn)	2,725	1,844	48%	2,599	5%	9,864	6,271	57%
Institutional – gross total revenues (in R$ mn)	326	307	6%	281	16%	1,277	1,210	6%
Issuer Services – gross total revenues (in R$ mn)	270	323	-16%	284	-5%	1,043	688	52%
Digital Content – gross total revenues (in R$ mn)	16	25	-39%	31	-50%	99	130	-24%
Other – gross total revenues (in R$ mn)	110	71	56%	172	-36%	516	413	25%

Company Financial Metrics
Gross revenue (in R$ mn)	3,447	2,570	34%	3,368	2%	12,799	8,711	47%
Net Revenue (in R$ mn)	3,260	2,395	36%	3,171	3%	12,077	8,152	48%
Gross Profit (in R$ mn)	2,363	1,559	52%	2,277	4%	8,554	5,451	57%
Gross Margin	72.5%	65.1%	743 bps	71.8%	70 bps	70.8%	66.9%	396 bps
Adjusted EBITDA[1] (in R$ mn)	1,390	891	56%	1,170	19%	4,848	2,918	66%
Adjusted EBITDA margin	42.7%	37.2%	545 bps	36.9%	577 bps	40.1%	35.8%	435 bps
Adjusted Net Income[1] (in R$ mn)	1,086	721	51%	1,039	5%	4,003	2,270	76%
Adjusted Net Margin	33.3%	30.1%	322 bps	32.8%	55 bps	33.1%	27.8%	530 bps
(1) See appendix for a reconciliation of Adjusted Net Income and Adjusted EBITDA

New Business Metrics

	4Q21	4Q20	YoY	3Q21	QoQ	FY21	FY20	YoY
KPIs from New Business (unaudited)
Total Gross revenue from Selected Products (in R$ mn)	223	45	392%	154	45%	582	194	200%
Pension Funds (in R$ mn)	74	19	284%	58	27%	227	134	69%
Credit Cards (in R$ mn)	86	-	n.a.	54	60%	180	-	n.a.
Credit (in R$ mn)	46	12	296%	28	65%	116	17	586%
Insurance (in R$ mn)	18	15	21%	14	26%	60	43	39%
as a % of Total gross revenue	6.5%	1.8%	472 bps	4.6%	191 bps	4.5%	2.2%	232 bps

Operational Performance

1.	Investments

Assets Under Custody (in R$ billion)

*Concentrated custodies are custodies greater than R$ 5 billion per client/economic group. These custodies are more volatile by nature.

Total AUC was R$815 billion as of December 31, up 23% year-over-year and 3% quarter-over-quarter. Year-over-year growth was driven by R$230 billion of net inflows and R$75 billion of market depreciation.

Total Net Inflow¹ (in R$ billion)

¹Concentrated custodies are custodies greater than R$ 5 billion per client/economic group. These custodies are more volatile by nature.

Total net inflows were R$48 billion on 4Q21 vs R$37 billion on 3Q21, +29% QoQ. Adjusted by concentrated custodies, net inflows were R$41 billion, R$13.6 billion per month, versus R$47 billion on 3Q21, reflecting the resilience of our IFA and direct channels during moments of uncertainty in the macroeconomic environment. On an annual basis, our total net inflows in 2021 were R$230 billion, up 16% year-over-year, and our total adjusted net inflows were R$176 billion, R$14.7 billion per month, up 25% year-over-year.

Active Clients (in ‘000)

Active clients grew 23% and 4% in 4Q21 vs 4Q20 and 3Q21, respectively, totaling 3.4 million. Average monthly net client additions went down 23% sequentially from 52,000 in 3Q21 to 40,000 in 4Q21, mostly impacted by a slower growth in Clear, due to lack of momentum in the equity market.

IFA Network Gross Additions

IFA gross additions totaled 1,106 in 4Q21, down 7% quarter-over-quarter, but keeping a strong pace of approximately 370 new IFAs per month. In 2021, IFA gross additions totaled 4,409 vs 3,724 in 2020, an 18% increase year-over-year in a period on which the efforts have been directed to ensure increased quality and productivity of the network. In 4Q21, our network reached over 10,000 IFAs throughout Brazil.

Retail Daily Average Trades² (million trades)

²Daily Average Trades, including Stocks, REITs, Options and Futures

Retail DATs totaled 2.5 million in 4Q21, a 5% decrease quarter-over-quarter, reflecting the more challenging macroeconomic environment for equities. DATs for 2021 totaled 2.7 million, vs. 2.4 million in 2020, reflecting a greater number of clients operating stocks and futures, especially in the first quarter of 2021.

NPS (Net Promoter Score)

Our NPS, a widely known survey methodology used to measure customer satisfaction, was 76 in December 2021, vs 71 in December 2020, reflecting our ongoing efforts to provide superior customer service at a lower cost. Maintaining a high NPS score remains a priority for XP since our business model is built around client experience. The NPS calculation as of a given date reflects the average scores in the prior six months.

2.	Pension Funds

Pension Funds AUC (in R$ billion)

Total Pension Funds AUC was R$48 billion as of December 31, up 51% year-over-year and 11% quarter-over-quarter, reflecting our consistent growth in the pension funds business.

3.	Cards

Credit Card TPV (in R$ billion)

On 4Q21, XP Visa Infinite credit cards generated R$4.4 billion in TPV (Total Purchased Value), a growth of 35% quarter-over-quarter, summing up to R$10.3 billion in total TPV in our first year as a credit card player. In early December, we lowered our threshold for credit card eligibility to a minimum of R$5,000 invested within XP’s platform.

4.	Credit

Credit Portfolio³ (in R$ billion)

Our Credit portfolio reached R$10.2 billion as of December 31, 2021, expanding 18% quarter-over-quarter and 164% year-over-year. The duration of our credit book was 3.3 years, with a 90-day Non-Performing Loan (NPL) ratio of 0.0%.

³This portfolio does not include Intercompany and Credit Card related loans and receivables

Total Gross Revenue

Total Gross Revenue (in R$ mn)

Total gross revenue grew 34% from R$2.6 billion in 4Q20 to R$3.4 billion in 4Q21. On an annual basis, total gross revenue reached R$12.8 billion in 2021, a 47% increase relative to 2020. This growth was mainly driven by the retail business, which contributed with 88% 2021 vs the full year of 2020. In addition to the growing contribution in revenues coming from the new verticals (Pension Funds, Credit Cards, Credit and Insurance), the resilient growth in our core business also shows how XP’s business model has been able to adapt to distinct economic cycles. The reduction in DATs and the consequent impact on revenues from Equities and Futures seen since 1Q21 has been more than offset by the positive performance of Fixed Income, Structured Products and Floating over the past three quarters. Our strong distribution channel coupled with a comprehensive product offering and focus on client experience are key factors that allow for such adaptability.

Retail

Retail Revenue (in R$ mn)

Retail revenue grew 48% from R$1.8 billion in 4Q20 to R$2.7 billion in 4Q21, attributable mostly to (i) fixed income and (ii) floating revenues driven by higher interest rates. On an annual basis, retail revenue grew 57% in 2021, reaching R$9.9 billion. Revenue profile has been on par for the past three quarters, with increased demand for fixed income products and stable trading volumes in equities and futures.

In 4Q21, Retail-related revenues represented 88% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement, and were composed of Derivatives, Fixed Income secondary transactions and Floating, among others.

LTM Take Rate (LTM Retail Revenue / Average AUC)

The take rate for the last twelve months ended December 31st, 2021 remained stable at 1.3%, as it has been since our IPO. Our ability to add new products and services to the platform coupled with a diversified revenue profile, kept our take rate stable.

Note: LTM Take Rate (LTM Retail Revenue / Average AUC). Average AUC = (Sum of AUC from the beginning of period and each quarter-end in a given year, being 5 data points in one year)/5

Institutional

Institutional Revenue (in R$ mn)

Institutional gross revenue totaled R$326 million in the 4Q21, up 6% from R$307 million in 4Q20. On an annual basis, Institutional revenue also increased 6% in 2021, versus 2020, to R$1.3 billion.

In 4Q21, Institutional revenue accounted for 8% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement, and was composed mostly of Fixed Income secondary transactions and Derivatives, among others.

Issuer Services

Issuer Services Revenue (in R$ mn)

Issuer services revenue decreased 16% year-over-year from R$323 million in 4Q20 to R$270 million in 4Q21. This decrease was driven by two main reasons: (i) in 4Q20, we posted record revenues in issuer services due to a suppressed demand in ECM activities coming from the first semester of the pandemic in 2020; and (ii) in 4Q21, we start to see a reduction in ECM activity in Brazil due to a more challenging macroeconomic environment. On an annual basis, revenue reached R$1 billion, growing 52% in 2021 over 2020. Despite the unfavorable scenario for ECM, we highlight that our revenue profile is more exposed to DCM revenues, which are less volatile in different macroeconomic scenarios.

Our Issuer Services business is key to foster our product offering and contribute to the development of Capital Markets in Brazil. Although market conditions may affect our ECM results in the short-term, the DCM division is expected to benefit from the demand of corporate clients for alternative funding sources. Furthermore, as we see our recent M&A initiative starting to flourish, we consolidate ourselves as one of the main players in Investment Banking services in Brazil, with a complete and robust offer of services for our clients.

Digital Content and Other

Digital Content Revenue

Gross revenue totaled R$16 million in 4Q21, down 39% from R$25 million in 4Q20. On an annual basis, revenues reached R$99 million in 2021, a 24% decrease relative to 2020. Our digital content plays an important role in educating Brazilians and making them more proficient in financial products and services. It also enhances client’s relationships and attracts new clients that grow our retail platform. 4Q21 trends remained pressured by the absence of in-person events and courses.

Other Revenue

Other revenue increased 56% in 4Q21 vs 4Q20, from R$71 million to R$110 million. On an annual basis, other revenue reached R$516 million in 2021, a 25% increase versus 2020. Interest on gross cash was higher due to both increases in interest rates and higher adjusted gross financial asset balance in the period, along with better results coming from asset and liability management.

In 4Q21, other revenue accounted for 4% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement, composed mostly of interest on adjusted gross cash and results related to our asset and liability management.

COGS

COGS (in R$ mn) and Gross Margin

COGS rose 7% from R$836 million in 4Q20 to R$896 million in 4Q21, remaining stable quarter-over-quarter. In 2021, COGS reached R$3.5 billion, a 30% increase versus last year, with a gross margin of 70.8%, approximately 400bps increase from last year. Slower growth in COGS was driven by a product mix towards fixed income and floating revenues, resulting in a record gross margin since the IPO of 72.5% in the 4Q21.

SG&A Expenses

SG&A Expense (ex-Share-Based Compensation) (in R$ mn)

SG&A expenses (excluding share-based compensation) totaled R$989 million in 4Q21, up 38% from R$717 million in 4Q20, and down 11% from R$1.1 billion in 3Q21. The recent decrease was mainly due to a net positive line of Other Administrative Expenses, reflecting incentives received from third parties, mainly due to the joint development of retail products, and also the association of such entities with the XP ecosystem. On an annual basis, SG&A expenses were R$3.8 billion in 2021, an increase of 46% versus 2020, reflecting our investments in headcount growth of over 70% in the last twelve months.

Share-Based Compensation (in R$ mn)

Through 4Q21, we have granted approximately two thirds of the current approved program authorizing dilution of up to 5%. Expenses related to the program remained steady compared to 3Q21. We expect to use the approved dilution as originally planned: within five years from the IPO. A portion of Share-Based Compensation is related to IFAs and allocated in COGS.

Adjusted EBITDA

Adjusted EBITDA¹ (in R$ mn) and Margin

Adjusted EBITDA grew 56% year over year, from R$891 million to R$1,390 million. Adjusted EBITDA margin expanded 545 bps to 42.7%, driven by: (i) gross margin expansion; and (ii) lower relative SG&A expenses due to a net positive line of Other Administrative Expenses, reflecting incentives received from third parties. On an annual basis, Adjusted EBITDA reached R$4.8 billion in 2021, a 66% increase relative to 2020, with an Adjusted EBITDA margin of 40.1%, 435bps increase relative do last year. We highlight that we expect our considerable investments in technology and new initiatives to continue for the upcoming quarters, which could potentially bring Adjusted EBITDA margin to temporarily lower levels.

¹ See appendix for a reconciliation of Adjusted EBITDA.

Adjusted Net Income

Adjusted Net Income¹ (in R$ mn) and Margin

Adjusted Net Income grew 51%, from R$721 million in 4Q20 to R$1,086 million in 4Q21, in connection with the factors explained in the Adjusted EBITDA and a lower normalized effective tax rate. The effective tax rate, normalized by withholding taxes that are recorded in our revenue was 22.5% in 4Q21, from 27.1% in 4Q20, mainly due to a more favorable revenue and expense mix across subsidiaries. Our Adjusted Net Margin expanded by 322 bps to 33.3% in 4Q21. Despite investments in technology and new businesses, our medium-term guidance range for Adjusted Net Margin remains unchanged.

¹ See appendix for a reconciliation of Adjusted Net Income.

Adjusted Cash Flow

(in R$ mn)

	4Q21	3Q21	FY21	FY20
Cash Flow Data
Income before income tax	1,121	908	3,815	2,421
Adjustments to reconcile income before income tax	503	693	1,607	564
Income tax paid	(305)	(174)	(784)	(519)
Contingencies paid	(0)	(0)	(3)	(2)
Interest paid	(69)	(8)	(81)	(71)
Changes in working capital assets and liabilities	50	(797)	(112)	861
Adjusted net cash flow (used in) from operating activities excluding net cash flow (used in) from securities, repos, derivatives and banking activities	1,299	622	4,443	3,254
Net cash flow (used in) from securities, repos, derivatives and banking activities (i)	182	(3,694)	(5,543)	(485)
Brazilian government bonds (Assets)	(2,597)	(6,328)	2,717	(32,059)
Securities from Private Pension Liabilities	(5,230)	(4,682)	(18,577)	(9,645)
Other Securities (Assets and Liabilities)	(1,018)	(3,373)	(6,045)	(1,251)
Derivative financial instruments (assets and liabilities)	1,919	(1,888)	675	1,024
Securities trading and intermediation (assets and liabilities)	(4,396)	536	(5,086)	10,605
Securities purchased (sold) under resale (repurchase) agreements	1,023	8,476	(7,827)	19,063
Loan operations	(2,297)	(2,575)	(8,919)	(3,925)
Market funding operations	5,214	1,923	14,906	5,127
Private pension liabilities	5,210	4,665	18,533	9,629
Foreign exchange portfolio (assets and liabilities)	(17)	(9)	67	21
Credit cards operations (liabilities)	656	743	2,472	51
Other activities	1,715	(1,180)	1,540	875
Adjusted net cash flows (used in) from operating activities	1,481	(3,072)	(1,101)	2,769
Adjusted net cash flows (used in) from investing activities	(1,011)	(764)	(3,573)	(1,840)
Investment in IFA Network	(484)	(449)	(2,423)	(1,258)
Acquisition of PP&E and Intangible	(39)	(68)	(353)	(292)
Investments/Acquisitions in associates and subsidiaries	(489)	(248)	(798)	(290)
Adjusted net cash flows (used in) from financing activities	(119)	4,403	6,142	789

Adjusted Net Cash Flows (used in) from Operating Activities¹

Our net cash flow used in Operating activities represented by Adjusted net cash flow (used in) from operating activities (which in management views as represents a more useful metric to track the intrinsic cash flow generation of the business) increase to R$1,299 million in 4Q21 from R$622 million in 3Q21, from R$3,254 million in 2020 to R$4,443 million in 2021 driven by:

•	Higher balance of securities and derivatives that we hold in the ordinary course of our business as a Retail investment distribution platform and as an Institutional broker dealer (with respect to the sale of fixed income securities and structured notes);

•	Our strategy to allocate excess cash and cash equivalents from treasury funds, from Floating Balances and from private pension balances to securities and other financial assets. These balances may fluctuate substantially from quarter-to-quarter and were the key drivers to the net cash flow from operating activities figures;

•	Increases in our banking activities from loans operations, market funding operations mainly derived from deposits (time deposits), structured operations certificates (COEs) and other financial liabilities which include financial bills as a result of our expected growth in new financials services verticals;

•	Our income before tax combined with non-cash expenses consisting primarily of (i) Net foreign exchange differences of R$148 million in 4Q21, R$433 million in 3Q21 and R$506 million in 2021 , (ii) share based plan of R$171 million in 4Q21, R$124 million in 3Q21 and R$561 million in 2021 and (iii) depreciation and amortization of R$52 million in 4Q21, R$51 million in 3Q21 and R$232 million in 2021. The total amount of adjustments to reconcile income before income taxes was R$503 million in 4Q21, R$693 million in 3Q21 and R$1,607 million in 2021.

¹ Excluding net cash flow (used in) from securities, repos, derivatives and banking activities

Adjusted Net Cash Flows (used in) from Investing Activities

Our net cash used in investing activities increased from R$764 million in 3Q21 to R$1,011 million in 4Q21 and from R$1,840 million in 2020 to R$3,573 million in 2021, primarily affected by:

•	Investments related our IFA Network, which increased from R$449 million in 3Q21 to R$484 million in 4Q21 and from R$1,258 million in 2020 to R$2,423 million in 2021.

•	the investment in intangible assets, mostly IT infrastructure and capitalization software development and property and equipment which decreased from R$68 million in 3Q21 to R$39 million in 4Q21 and increased from R$292 million in 2020 to R$353 million in 2021;

•	Our investments in associates and joint ventures, mostly related to our asset management strategy of R$489 million in 4Q21 and R$248 million in 3Q21.

Adjusted Net Cash Flows (used in) from Financing Activities

Our net cash flows from financing activities decreased from R$4,403 million in 3Q21 to negative R$119 million in 4Q21 and from R$789 million in 2020 to R$6,142 million in 2021, primarily due to:

•	R$ 4,334 million in 3Q21 related to issuance of our debt securities Bond.

•	R$ 1,124 million in 2Q21 correspondent to the IPO of XPAC Acquisition Corp. The proceeds of IPO are restricted and only to use for the purpose of XPAC transactions.

•	R$1,570 million in 2Q21 related to acquisitions of Borrowings mostly derived by our loan agreement with Banco Nacional do México.

•	R$500 million in 2Q21 related to issuance of non-convertible debentures with the objective of funding the Group’s working capital for the construction of our new headquarters “Vila XP” at São Roque, State of São Paulo.

Reconciliation of Adjusted Cash Flow

In addition to cash flow from operating activities presented in accordance with GAAP, we use adjusted cash flow, a non-GAAP measure, to measure liquidity.

We present Adjusted Cash Flow because we believe it is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations after changes in working capital.

Adjusted Cash Flow has limitations as an analytical tool, and one should not consider Adjusted Cash Flow in isolation or as an alternative to cash flow from operating activities or any other liquidity measure determined in accordance with GAAP. Investors are encouraged to evaluate each adjustment. In addition, in evaluating Adjusted Cash Flow, investors should be aware that in the future, we may incur changes similar to the adjustments in the presentation of Adjusted Cash Flow. In addition, Adjusted Cash Flow may not be comparable to similarly titled measures used by other companies in our industry or across different industries.

The table set forth below presents a reconciliation of our cash flow from operating activities, investments and financing activities to Adjusted Cash Flow:

	4Q21	3Q21	FY21	FY20
Adjusted Cash Flow Reconciliation

Accounting net cash flow (used in) from operating activities	993	(3,846)	(4,020)	1,511
(+) Investments in IFA's Network	484	449	2,423	1,258
(+) Financing instruments payable	4	326	497	-
Adjusted net cash flows (used in) from operating activities	1,481	(3,072)	(1,101)	2,769

Accounting net cash flow (used in) from investing activities	(528)	(316)	(1,151)	(582)
(-) Investments in IFA's Network	(484)	(449)	(2,423)	(1,258)
Adjusted net cash flows (used in) from investing activities	(1,011)	(764)	(3,573)	(1,840)

Accounting net cash flow (used in) from financing activities	(114)	4,896	6,639	789
(-) Financing instruments payable	(4)	(493)	(497)	-
Adjusted net cash flows (used in) from financing activities	(119)	4,403	6,142	789

Floating Balance and Adjusted Gross Financial Assets (in R$ mn)

Floating Balance (=net uninvested clients' deposits)	4Q21	4Q20	YoY	3Q21	QoQ
Assets	(1,406)	(1,052)	34%	(1,065)	32%
(-) Securities trading and intermediation	(1,406)	(1,052)	34%	(1,065)	32%
Liabilities	15,598	20,303	-23%	19,635	-21%
(+) Securities trading and intermediation	15,598	20,303	-23%	19,635	-21%
(=) Floating Balance	14,192	19,252	-26%	18,570	-24%

Adjusted Gross Financial Assets	4Q21	4Q20	YoY	3Q21	QoQ
Assets	128,226	90,573	42%	120,595	6%
(+) Cash	2,486	1,955	27%	2,823	-12%
(+) Securities - Fair value through profit or loss	58,180	49,590	17%	53,432	9%
(+) Securities - Fair value through other comprehensive income	32,332	19,039	70%	28,566	13%
(+) Securities - Evaluated at amortized cost	2,239	1,829	22%	858	161%
(+) Derivative financial instruments	10,944	7,559	45%	15,471	-29%
(+) Securities purchased under agreements to resell	8,895	6,627	34%	7,871	13%
(+) Loans and credit card operations	12,820	3,918	227%	10,535	22%
(+) Foreign exchange portfolio	332	55	505%	1,039	-68%
Liabilities	(95,847)	(60,622)	58%	(85,459)	12%
(-) Securities	(2,665)	(2,237)	19%	(2,082)	28%
(-) Derivative financial instruments	(11,908)	(7,819)	52%	(14,506)	-18%
(-) Securities sold under repurchase agreements	(26,281)	(31,839)	-17%	(24,234)	8%
(-) Private Pension Liabilities	(31,921)	(13,388)	138%	(26,711)	20%
(-) Deposits	(9,899)	(3,022)	228%	(6,867)	44%
(-) Structured Operations	(7,636)	(2,178)	251%	(5,699)	34%
(-) Financial Bills	(2,588)	(16)	15690%	(2,343)	10%
(-) Foreign exchange portfolio	(425)	(70)	506%	(1,150)	-63%
(-) Credit card operations	(2,523)	(51)	4873%	(1,867)	35%
(-) Floating Balance	(14,192)	(19,252)	-26%	(18,570)	-24%
(=) Adjusted Gross Financial Assets	18,188	10,699	70%	16,566	10%

We present Adjusted Gross Financial Assets because we believe this metric captures the liquidity that is, in fact, available to us, net of the portion of liquidity that is related to our Floating Balance (and therefore attributable to clients). We calculate Adjusted Gross Financial Assets as the sum of (1) Cash and Financial Assets (comprised of Cash plus Securities – Fair value through profit or loss, plus Securities – Fair value through other comprehensive income, plus Securities – Evaluated at amortized cost, plus Derivative financial instruments, plus Securities (purchased under agreements to resell), plus Loans and Foreign exchange portfolio (assets) less (2) Financial Liabilities (comprised of the sum of Securities loaned, Derivative financial instruments, Securities sold under repurchase agreements and Private pension liabilities), Deposits, Structured Operation Certificates (COE), Financial Bills, Foreign exchange portfolio (liabilities), Credit cards operations and (3) less Floating Balance.

It is a measure that we track internally daily, and it more intuitively reflects the effect of the operational profits we generate and the variations between working capital assets and liabilities (cash flows from operating activities), investments in fixed and intangible assets and investments in the IFA Network (cash flows from investing activities) and inflows and outflows related to equity and debt securities in our capital structure (cash flows from financing activities).Our management treats all securities and financial instrument assets, net of financial instrument liabilities, as balances that compose our total liquidity, with subline items (such as, for example, “securities at fair value through profit and loss” and “securities at fair value through other comprehensive income”) expected to fluctuate substantially from quarter to quarter as our treasury manages and allocates our total liquidity to the most suitable financial instruments.

Other Information

Web Meeting

The Company will host a webcast to discuss its 4Q21 financial results on Tuesday, February 08, 2022, at 5:00 pm ET (7:00 pm BRT). To participate in the earnings webcast please subscribe at 4Q21 Earnings Web Meeting. The replay will be available on XP’s investor relations website at https://investors.xpinc.com/

Investor Relations Team

André Martins

Antonio Guimarães

Marina Montemor

ir@xpi.com.br

Important Disclosure

IN REVIEWING THE INFORMATION CONTAINED IN THIS RELEASE, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER. THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT.

This release is prepared by XP Inc. (the “Company,” “we” or “our”), is solely for informational purposes. This release does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities. In addition, this document and any materials distributed in connection with this release are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This release was prepared by the Company. Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. The information and opinions contained in this release are provided as at the date of this release, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company. The information in this release is in draft form and has not been independently verified. The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this release and any errors therein or omissions therefrom. Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any.

The information contained in this release does not purport to be comprehensive and has not been subject to any independent audit or review. Certain of the financial information as of and for the periods ended of December 31, 2021 and December 31, 2020, 2019, 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements. A significant portion of the information contained in this release is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate. The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results.

Statements in the release, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward-looking statements. These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. These risks and uncertainties include factors relating to: (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (3) competition in the financial services industry; (4) our ability to implement our business strategy; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us; (8) our ability to continue attracting and retaining new appropriately-skilled employees; (9) our capitalization and level of indebtedness; (10) the interests of our controlling shareholders; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere; (12) our ability to compete and conduct our business in the future; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes; (15) changes in labor, distribution and other operating costs; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (17) other factors that may affect our financial condition, liquidity and results of operations. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this release and the Company does not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements.

Market data and industry information used throughout this release are based on management’s knowledge of the industry and the good faith estimates of management. The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third-party sources. All of the market data and industry information used in this release involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information.

The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company. The Company is not acting on your behalf and does not regard you as a customer or a client. It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction.

This release includes our Floating Balance, Adjusted Gross Financial Assets, Adjusted EBITDA and Adjustments to Reported Net Income, which are non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this release.

For purposes of this release:

“Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with an AUC above R$100.00 or that have transacted at least once in the last thirty days. For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account. For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric.

“Assets Under Custody (AUC)” means the market value of all client assets invested through XP’s platform and that is related to reported Retail Revenue, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão de Recursos Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), pension funds (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others. Although AUC includes custody from Corporate Clients that generate Retail Revenue, it does not include custody from institutional clients (asset managers, pension funds and insurance companies).

Rounding

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Managerial Income Statement (in R$ mn)

	4Q21	4Q20	YoY	3Q21	QoQ	FY21	FY20	YoY
Managerial Income Statement
Total Gross Revenue	3,447	2,570	34%	3,368	2%	12,799	8,711	47%
Retail	2,725	1,844	48%	2,599	5%	9,864	6,271	57%
Institutional	326	307	6%	281	16%	1,277	1,210	6%
Issuer Services	270	323	-16%	284	-5%	1,043	688	52%
Digital Content	16	25	-39%	31	-50%	99	130	-24%
Other	110	71	56%	172	-36%	516	413	25%
Net Revenue	3,260	2,395	36%	3,171	3%	12,077	8,152	48%
COGS	(896)	(836)	7%	(894)	0%	(3,523)	(2,701)	30%
As a % of Net Revenue	(27.5%)	(34.9%)	7.4 p.p	(28.2%)	0.7 p.p	(29.2%)	(33.1%)	4.0 p.p
Gross Profit	2,363	1,559	52%	2,277	4%	8,554	5,451	57%
Gross Margin	72.5%	65.1%	7.4 p.p	71.8%	0.7 p.p	70.8%	66.9%	4.0 p.p
SG&A	(989)	(717)	38%	(1,116)	-11%	(3,770)	(2,585)	46%
Share Based Compensation[1]	(133)	(136)	-2%	(156)	-15%	(594)	(250)	138%
EBITDA	1,241	705	76%	1,005	24%	4,190	2,616	60%
EBITDA Margin	38.1%	29.4%	8.6 p.p	31.7%	6.4 p.p	34.7%	32.1%	2.6 p.p
Adjusted EBITDA	1,390	891	56%	1,170	19%	4,848	2,918	66%
Adjusted EBITDA Margin	42.7%	37.2%	5.5 p.p	36.9%	5.8 p.p	40.1%	35.8%	4.3 p.p
D&A	(52)	(37)	40%	(51)	2%	(232)	(143)	62%
EBIT	1,189	668	78%	953	25%	3,958	2,473	60%
Interest expense on debt	(57)	(6)	809%	(49)	16%	(136)	(53)	158%
Share of profit or (loss) in joint ventures and associates	(11)	1	-879%	4	-336%	(8)	1	-994%
Taxable equivalent adjustments[2]	157	163	-4%	179	-12%	567	336	69%
EBT (Taxable equivalent)	1,278	826	55%	1,087	18%	4,382	2,757	59%
Tax expense (Normalized)	(287)	(224)	28%	(150)	91%	(789)	(676)	17%
Effective tax rate (Normalized)	(22.5%)	(27.1%)	4.6 p.p	(13.8%)	-8.6 p.p	(18.0%)	(24.5%)	6.5 p.p
Net Income	991	602	64%	936	6%	3,592	2,081	73%
Net Margin	30.4%	25.2%	5.2 p.p	29.5%	0.9 p.p	29.7%	25.5%	4.2 p.p
Adjustments	95	118	-20%	102	-7%	411	189	118%
Adjusted Net Income	1,086	721	51%	1,039	5%	4,003	2,270	76%
Adjusted Net Margin	33.3%	30.1%	3.2 p.p	32.8%	0.6 p.p	33.1%	27.8%	5.3 p.p

¹ A portion of total Share-Based Compensation is related to IFAs and allocated in COGS. ² Tax adjustments are related to tax withholding expenses that are recognized net in our gross revenue.

Accounting Income Statement

(in R$ mn)

	4Q21	4Q20	YoY	3Q21	QoQ	FY21	FY20	YoY
Accounting Income Statement
Net revenue from services rendered	1,552	1,523	2%	1,589	-2%	6,196	5,016	24%
Brokerage commission	541	545	-1%	633	-14%	2,465	2,140	15%
Securities placement	493	508	-3%	442	11%	1,917	1,430	34%
Management fees	381	415	-8%	415	-8%	1,490	1,224	22%
Insurance brokerage fee	33	39	-14%	33	0%	133	113	18%
Educational services	11	23	-52%	15	-26%	71	118	-40%
Banking Fees	77	19	297%	57	35%	193	90	114%
Other services	165	124	34%	154	7%	532	387	37%
Taxes and contributions on services	(149)	(148)	1%	(160)	-7%	(605)	(486)	25%
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	(543)	(115)	371%	(717)	-24%	(1,559)	183	-950%
Net income from financial instruments at fair value through profit or loss	2,250	987	128%	2,300	-2%	7,440	2,952	152%
Total revenue and income	3,260	2,395	36%	3,171	3%	12,077	8,152	48%
Operating costs	(866)	(819)	6%	(889)	-3%	(3,430)	(2,645)	30%
Selling expenses	(64)	(41)	57%	(58)	10%	(227)	(135)	69%
Administrative expenses	(1,344)	(936)	44%	(1,267)	6%	(4,693)	(3,014)	56%
Other operating revenues (expenses), net	233	86	172%	1	24070%	324	171	90%
Expected credit losses	(30)	(17)	74%	(5)	473%	(93)	(56)	67%
Interest expense on debt	(57)	(6)	809%	(49)	16%	(136)	(53)	158%
Share of profit or (loss) in joint ventures and associates	(11)	1	-879%	4	-336%	(8)	1	-994%
Income before income tax	1,121	663	69%	908	23%	3,815	2,421	58%
Income tax expense	(130)	(60)	115%	28	-557%	(223)	(340)	-34%
Effective tax rate	(11.6%)	(9.1%)	-2.5 p.p	3.1%	-14.7 p.p	(5.8%)	(14.0%)	8.2 p.p
Net income for the period	991	602	64%	936	6%	3,592	2,081	73%

Balance Sheet (in R$ mn)

	4Q21	4Q20	YoY	3Q21	QoQ
Assets
Cash	2,486	1,955	27%	2,823	-12%
Financial assets	127,745	90,191	42%	119,626	7%
Fair value through profit or loss	69,124	57,149	21%	68,904	0%
Securities	58,180	49,590	17%	53,432	9%
Derivative financial instruments	10,944	7,559	45%	15,471	-29%
Fair value through other comprehensive income	32,332	19,039	70%	28,566	13%
Securities	32,332	19,039	70%	28,566	13%
Evaluated at amortized cost	26,289	14,002	88%	22,157	19%
Securities	2,239	1,829	22%	858	161%
Securities purchased under agreements to resell	8,895	6,627	34%	7,871	13%
Securities trading and intermediation	1,406	1,052	34%	1,065	32%
Accounts receivable	469	506	-7%	356	32%
Loan Operations	12,820	3,918	227%	10,535	n.a.
Other financial assets	462	70	560%	1,473	-69%
Other assets	4,688	1,761	166%	3,991	17%
Recoverable taxes	153	128	20%	127	20%
Rights-of-use assets	285	183	55%	260	9%
Prepaid expenses	3,983	1,394	186%	3,413	17%
Other	268	57	372%	191	40%
Deferred tax assets	1,273	505	152%	1,042	22%
Investments in associates and joint ventures	2,013	700	188%	1,185	70%
Property and equipment	314	204	54%	293	7%
Goodwill & Intangible assets	821	714	15%	775	6%
Total Assets	139,340	96,029	45%	129,735	7%

	4Q21	4Q20	YoY	3Q21	QoQ
Liabilities
Financial liabilities	91,358	70,601	29%	88,560	3%
Fair value through profit or loss	14,573	10,057	45%	16,588	-12%
Securities	2,665	2,237	19%	2,082	28%
Derivative financial instruments	11,908	7,819	52%	14,506	-18%
Evaluated at amortized cost	76,785	60,544	27%	71,972	7%
Securities sold under repurchase agreements	26,281	31,839	-17%	24,234	8%
Securities trading and intermediation	15,598	20,303	-23%	19,635	-21%
Financing instruments payable	24,429	5,552	340%	19,213	27%
Accounts payables	868	860	1%	929	-7%
Borrowings	1,929	284	579%	1,885	2%
Other financial liabilities	7,680	1,706	350%	6,076	26%
Other liabilities	33,534	14,522	131%	27,744	21%
Social and statutory obligations	1,022	667	53%	584	75%
Taxes and social security obligations	550	436	26%	412	33%
Private pension liabilities	31,921	13,388	138%	26,711	20%
Provisions and contingent liabilities	29	20	49%	28	6%
Other	11	11	-1%	10	10%
Deferred tax liabilities	29	8	246%	-	n.a.
Total Liabilities	124,921	85,132	47%	116,304	7%
Equity attributable to owners of the Parent company	14,417	10,895	32%	13,427	7%
Issued capital	0	0	0%	0	0%
Capital reserve	14,923	10,664	40%	11,051	35%
Other comprehensive income	(335)	231	-245%	(223)	50%
Treasury	(172)	-	n.a.	-	n.a.
Retained earnings	-	-	n.a.	2,600	-100%
Non-controlling interest	3	3	-7%	3	-19%
Total equity	14,420	10,898	32%	13,431	7%
Total liabilities and equity	139,340	96,029	45%	129,735	7%

Adjusted EBITDA (in R$ mn)

	4Q21	4Q20	YoY	3Q21	QoQ	FY21	FY20	YoY
EBITDA	1,241	705	76%	1,005	24%	4,190	2,616	60%
(+) Share Based Compensation	149	180	-17%	165	-10%	658	293	124%
(+) Offering expenses	-	6	-100%	-	n.a.	-	8	-100%
Adj. EBITDA	1,390	891	56%	1,170	19%	4,848	2,918	66%

Adjusted Net Income (in R$ mn)

	4Q21	4Q20	YoY	3Q21	QoQ	FY21	FY20	YoY
Net Income	991	602	64%	936	6%	3,592	2,081	73%
(+) Share Based Compensation	149	180	-17%	165	-10%	658	293	124%
(+) Offering expenses	-	6	-100%	-	n.a.	-	8	-100%
(+/-) Taxes	(54)	(68)	-20%	(62)	-13%	(247)	(113)	119%
Adj. Net Income	1,086	721	51%	1,039	5%	4,003	2,270	76%